Exhibit 12(a)

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

November 10, 2008

BNY Hamilton Municipal Enhanced Yield Fund

BNY Hamilton Funds, Inc.

c/o The Bank of New York Mellon

One Wall Street

New York, New York 10286

GW&K Municipal Enhanced Yield Fund

c/o Managers AMG Funds

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated October 29, 2008 by and among BNY Hamilton Funds, Inc., a Maryland corporation (“BNY Hamilton Funds”), on behalf of its series, BNY Hamilton Municipal Enhanced Yield Fund ( the “Existing Fund”), Managers AMG Funds, a Massachusetts business trust (“Managers AMG Funds”), on behalf of its series, GW&K Municipal Enhanced Yield Fund (the “New Fund”), and, with respect to Section 5(a) thereof, Gannett Welsh & Kotler, LLC, a Delaware limited liability company (“GW&K”), and, with respect to Section 10(a) thereof, The Bank of New York Mellon (“BNY”). The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which the New Fund will acquire substantially all of the assets of the Existing Fund in exchange for shares of beneficial interest in the New Fund (the “New Fund Shares”) and the assumption by the New Fund of all of the liabilities of the Existing Fund following which the New Fund Shares received by the Existing Fund will be distributed by the Existing Fund to its shareholders in liquidation and termination of the Existing Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Sections 8(g) and 9(g) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Existing Fund is a series of BNY Hamilton Funds, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of the Existing Fund are redeemable at net asset value at each shareholder’s option. The Existing Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

BNY Hamilton Municipal Enhanced Yield Fund

GW&K Municipal Enhanced Yield Fund

The New Fund is a series of Managers AMG Funds, which is registered under the 1940 Act as an open-end management investment company. Shares of the New Fund are redeemable at net asset value at each shareholder’s option. The New Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated September 2, 2008 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final paragraph hereof, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and the New Fund and the Existing Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by the New Fund upon the receipt of the assets of the Existing Fund in exchange for New Fund Shares and the assumption by the New Fund of the liabilities of the Existing Fund;

(iii)	Under Section 362(b) of the Code, the basis in the hands of the New Fund of the assets of the Existing Fund transferred to the New Fund in the Transaction will be the same as the basis of such assets in the hands of the Existing Fund immediately prior to the transfer;

(iv)	Under Section 1223(2) of the Code, the holding periods of the assets of the Existing Fund in the hands of the New Fund will include the periods during which such assets were held by the Existing Fund;

(v)	Under Section 361 of the Code, no gain or loss will be recognized by the Existing Fund upon the transfer of the Existing Fund’s assets to the New Fund in exchange for New Fund Shares and the assumption by the New Fund of the liabilities of the Existing Fund, or upon the distribution of New Fund Shares by the Existing Fund to its shareholders in liquidation;

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Existing Fund shareholders upon the exchange of their Existing Fund shares for New Fund Shares;

BNY Hamilton Municipal Enhanced Yield Fund

GW&K Municipal Enhanced Yield Fund

(vii)	Under Section 358 of the Code, the aggregate basis of the New Fund Shares an Existing Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Existing Fund shares exchanged therefor;

(viii)	Under Section 1223(1) of the Code, an Existing Fund shareholder’s holding period for the New Fund Shares will be determined by including the period for which the shareholder held the Existing Fund shares exchanged therefor, provided that the shareholder held such Existing Fund shares as capital assets; and

(ix)	The New Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP